SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 8 December 2005

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F __

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ----     ---

    (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ----     ---

    (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ----     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               CORUS GROUP plc



Date 8 December, 2005                       By   Allison Scandrett
     ----------------                            -----------------

                                                 Name: Allison Scandrett
                                                 Deputy Company Secretary

8 December 2005


Corus Group plc (the "Company")

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTERESTS IN SHARES

This notification relates to the ordinary shares of the Company (the "shares") and is given in fulfilment of the obligations imposed under Section 198 of the Companies Act 1985 (the "Act").


Corus Group received notification today that, on 5 December 2005, following acquisitions, the CSFB Group of companies (as defined below) held the following interests in the issued share capital of the Company:


      1.  Credit Suisse First Boston International ("CSFBi"): 50,523,410 shares.

      2. Credit Suisse First Boston (Europe) Limited ("CSFBEL"): 131,558,844 shares. CSFBEL is interested in 105,369,787 of these shares under section 208(5) of the Act by virtue of the right to re-delivery of equivalent securities under stock lending arrangements.

CSFB now holds a total interest of 182,082,254 shares being equivalent to approximately 4.09% of the issued share capital of the Company.

CSFBEL and CSFBi are members of the investment banking business of Credit Suisse and reference to CSFB in this announcement includes all of the subsidiaries and affiliates of Credit Suisse operating under the the Credit Suisse First Boston name. Those CSFB companies which are direct or indirect holding companies of CSFBEL and CSFBi are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBi are interested.